Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: December 11, 2014

Medtronic at the Oppenheimer Healthcare Conference

December 10, 2014

Speaker: Gary Ellis Medtronic - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Steve Lichtman Oppenheimer - Analyst

Okay, we’ll get started again. Again, I’m Steve Lichtman, Medical Device Analyst here at Oppenheimer. I’m very happy to have with us this morning medical device leader Medtronic Incorporated. With us is Gary Ellis, CFO of Medtronic. We also have Jeff Warren, Director of IR, and Anil Asrani, also from IR, with us. We’re going to jump right into Q&A in the room. We have a microphone in the back. So, I’m going to step down, start on Q&A, and if there’s any questions, we’ll jump into it.

QUESTION AND ANSWER

Steve Lichtman - Oppenheimer - Analyst

And Gary, I guess maybe just to first start off, obviously Covidien deal, a big, big focus. As you continue to make progress on integration planning with Covidien, can you provide us your level of comfort around the cost synergies that you’ve laid out, increased comfort and sort of how you see that playing out over the next couple of years?

Gary Ellis - Medtronic - EVP and CFO

Yes. As everyone knows, related to the transaction, we announced at the time of the transaction we also expected, and in our models we were putting in about $850 million of cost synergies over a three-year period of time that we thought, by our FY ‘18, we would have a annualized savings of about $850 million.

As you indicated, since the deal’s been announced, we’ve had integration team, which obviously on both sides of the equation, both Medtronic and Covidien working on those, developing the plans. Obviously, when we put that together, that was an estimate that both Covidien and ourselves had come up with. It actually — was actually reviewed and audited by PriceWaterhouse. That’s one of the things that was required from the Irish takeover panel, was a requirement that actually that number was reviewed. And so, it was viewed as reasonable at that point.

We have more and more comfort as we get into the integration planning. So, our integration team’s been working on it. [Later] there’s been workstreams. And most of this cost savings is what I would call back-office, elimination of redundant positions, whether it’s in corporate or in some of the regions, leveraging purchasing contracts that both Covidien and ourselves have as we go forward.

So, in general, there’s been workstreams [for] elimination of facilities, reduction in some of those areas. Workstreams have been laid out. We have detailed plans put together across all these. As you can imagine, some things maybe weren’t as much as we expected as far as savings as we’ve dug into them. Others have been more. So, the reality is, right now, we’re driving to a number even higher than $850 million to give ourselves some — that contingency on that. But, the $850 million we feel very, very comfortable with, even more so probably than we did when we first announced the transaction. And so, yes, we have complete confidence that we’ll be able to deliver at least $850 million in synergies by that FY ‘18 timeframe.

Steve Lichtman - Oppenheimer - Analyst

Great. There were several drivers of your decision to acquire Covidien. The one I wanted to focus on is the importance of scale and breadth in the hospital. How do you see the strength that each company brings in different segments, helping you work more with hospitals, have a bigger presence in-house, [well] than maybe you each could have individually?

Gary Ellis - Medtronic - EVP and CFO

Exactly. One of the things that we’ve seen, obviously, the first things that we’ve focused on in combining the organization and the integration aspect of it is, first of all, both of the companies right now are kind of on a roll, and so the first thing is just preserve what we have. We don’t want to mess up and slow down, having disruption or de-focus on our existing businesses.

And the good part of what we’re doing is our product lines are relatively complementary. So, there’s not much where we’re doing [well], and the sales forces are still focused on their businesses, and there’s not much of a overlap there. And so, we don’t — the dis-synergies that you might get in some transactions we don’t see in this one at all.

So then, the question is how do we really transform the Company and really leverage the overall benefit of the two businesses as we move ahead. There’s clearly some very easy things, first of all. I mean, we’re getting ready to launch our drug-coated balloon. They have a very, very strong peripheral vascular sales force, so obviously we’re going to combine those two organizations under our cardiovascular group in preparing for the launch of the drug-coated balloon in the United States here in the next few months.

In addition, on our neurovascular side, we’ve had a whole kind of an [ARM] neuromodulation business, not having a neurovascular business. Covidien has a very strong neurovascular business, and that’ll also get lumped into our RTG group. So, there’ll be just some synergies from that perspective of product lines getting situated in line with where Medtronic is at.

After that, as you go out into the hospitals, both in hospitals and especially when you look at emerging markets or international markets, the breadth of the portfolio that we have, to be able to walk in and work with hospital administrations on being a partner with them on various categories will clearly be strengthened. The two of us combined basically have the leading market share in six out of the 10 top buying decisions that hospitals make. And so, we clearly are going to be in a position to be able to leverage that breadth and having conversations at a high level in the organization to figure out how do we partner with the hospitals in general.

But, the real advantage comes not just from the — that’s just maybe kind of a (inaudible). The real advantage comes from the standpoint, if you think about it, as we talk more and more about getting into solutions, providing solutions to hospitals and doctors as they deal with these medical diseases, obviously with Covidien’s strength in surgical tools, and you’ve seen even Medtronic getting into surgical tools more over the last few years, not just the implant but saying how do we really provide for the overall procedure that’s being done, including the procedure cost, combined we have more of the aspects of what’s going to be used in that overall procedure.

And if you think about with our hospital solutions programs in Europe, as we start to do more and more of that in the US, we are more and more going in and providing the overall solution, which involves a lot of the technology Covidien has, obviously plus our implant technology. And that was the real strength of the transaction. Both strategies of the Companies were that we need to be a broader solution provider. Covidien needed to add more of the therapy implant capability to their program. We needed to add more of the surgical procedural capability.

Combined, that’s what we have now as a combined organization. So, there’s a lot of leverage we think that will drive that as we move forward, and that will actually help transform the healthcare industry, clearly transform Medtronic, but we think it will actually help transform the healthcare industry as we move ahead.

Steve Lichtman - Oppenheimer - Analyst

Another reason obviously for your decision on Covidien was US cash. You’ll shift from a deficit in terms of your ability to do that 50% of free cash flow to shareholders to now a surplus. What will be the primary use of cash in that surplus? Will it be M&A? And I guess second part of the question on cash, what drives that mix higher than the 60% that you talked about post-deal?

Gary Ellis - Medtronic - EVP and CFO

Okay. Yes. Right now, the Medtronic — and both companies obviously have very strong cash flow generation, and Medtronic is close to $5 billion per year in free cash flow generation. Covidien is probably close — somewhere around $2.5 billion to $3 billion. So, combined after the transaction, we expect to be north of $8 billion in free cash flow generation a year, and obviously growing as we move ahead.

The issue that we’ve had clearly at Medtronic for the last few years is the fact that about 35% of our cash is being generated in the United States, 65% outside the United States, which is not obviously then available for us for dividends and share buybacks. And back to Steve’s point, when we’ve been basically having a commitment of returning 50% of our free cash flow to shareholders, that means we’ve had to be borrowing to basically be able to make that 50% commitment to the shareholders on share buybacks and dividends.

Now, after the transaction, the expectation is that the Covidien — all the Covidien cash, both OUS and US, is now accessible. And so, that mix for the Company goes from about 35% to 60% in total for the two companies after we’re merged. The Medtronic OUS cash is still — and the cash generation there is still trapped. It’s still not accessible as we move forward, but that will get us to 60%, which obviously gives us more flexibility. And so, that’ll give us more flexibility to take a look at what we are returning to shareholders.

That obviously gives us more flexibility for US acquisitions, because that’s always been an issue. What we’ve had is that we did a US acquisition. We were going to have to also borrow in the marketplace, because not having the US cash. So, it just gives us more flexibility to make the investments back in the

US, and that was one of the main reasons for the transaction, is that by doing this, not only did we get the strategic benefit of the combined companies, but we get the benefit of the access to the cash to make investments in the US [as] appropriate, or potentially return even more to shareholders as we move ahead.

What’s going to free up more of the 60%? Well, over time, as you will shift potentially more and more towards on the Covidien — under the Covidien businesses and under the Covidien [enmities], that OUS cash then becomes available. As you make other acquisitions, that cash becomes available under this new format. And then, obviously, ultimately will be if you would ever see tax reform in the United States, you would free up the entire Medtronic legacy system.

So, over time it will improve, but you won’t ever solve the problem entirely unless you basically see tax reform in the United States, and before we’d have complete access to 100% of the cash.

Steve Lichtman - Oppenheimer - Analyst

Last question from me — we have a question right here in the middle.

Unidentified Audience Member

You’ve [been nominated for] your (inaudible) have a relationship with Johns Hopkins for what I would call third world (inaudible), [at least that’s the] general impression. [Will] you go into your plans of intermediate and long-term regarding the third world? What businesses do you want to be in? How do you want to handle it? You obviously have presence there. It seems to be flush with opportunity, and I’m trying to figure out what are you [pushing] long-term (inaudible)?

Gary Ellis - Medtronic - EVP and CFO

Okay, yes. We already have a very strong business in emerging markets, and combined with Covidien, what we also have is a very strong business in what we call the emerging markets. I mean, combined we — right now the emerging markets for us represents about 12% to 13% of our revenue at Medtronic, and I think it’s a little bit higher percentage actually at Covidien. And so, combined, we’ll be close to $4 billion, I believe $3.5 billion to $4 billion as we get out in FY ‘18 and kind of revenue coming from the emerging markets.

So, it’s a big opportunity — and growing mid-teens, because as you indicated, the opportunity in some of these emerging markets is fantastic. Obviously, first of all, their markets are growing. The need for healthcare continues to grow, and obviously the population demand and need is growing as we go forward. So, there’s a major focus. It’s a key focus both within Medtronic and Covidien as we move ahead.

And there’s a couple aspects of what we’re trying to do as we move into these economies. Right now, and one of the things we’ve highlighted, is just within these emerging markets, for people who can pay, who have basically the financial wherewithal and access to healthcare, we believe — for example, even the Medtronic therapies, where right now we’re generating not quite — a little over $2 billion in revenue, we think that market potential, just for the people who can pay, is an additional $5 billion market opportunity in those markets. That’s before even getting down into what I would call the value segment, or even the underserved, and all that is going to continue to move up the pyramid as far as we go forward.

So, there’s a focus in getting our technologies into those markets. There’s a focus on access, improving the access. That means, in some cases, what we’re doing in emerging markets, we actually have to be helping create cath labs, managing cath labs in some cases, helping create hospitals in certain situations. It also means we’re going to have to have different products, potentially.

The products are going to have to be simpler, easier. Maybe you can’t have — you’re not going to have EPs in every — electro-physiologists in every country around the world. And if it requires an EP to implant an ICD or a pacemaker, you’re never going to see the markets mature the way they should. So, the leadless pacemaker that we’re coming out with, Micra, which would [just] be on a catheter, would not require an EP. All those things would help, we think, improve access to some of these markets as we move ahead.

Within China and India right now, we actually have a product we’ve just started actually for kidney dialysis, a very small, portable product line that we’re creating. Completely new concept, new thought process for the emerging markets. Corventis, which was a product company we just acquired a few — has basically a monitor, a cardiac monitor that’s very low cost, very simple type of monitor that we think will actually help diagnose patients on a more — on a basis, going forward.

So, lot of strategies around emerging markets. We think the growth opportunity is huge. We believe actually in three to — basically in five-year timeframe, it could be 20% of our revenues are coming from the emerging markets in general, and that obviously continues to grow. It’s a big — it’s probably one-third to a fourth of our — excuse me, a third to half of our growth over the next five years is going to be coming from emerging markets.

Unidentified Audience Member

Interestingly enough, GE comes out with a ruggedized small ultrasound unit. Fisher Scientific comes out with a small, ruggedized [spectral photometer]. You go down the line, and Gorsky, J&J, even said no longer bells and whistles on all their (inaudible). They’re going to have (inaudible) some very rugged, and all that kind of stuff. So, the trend is very obvious.

Gary Ellis - Medtronic - EVP and CFO

Correct. And you mentioned the ultrasound from GE. Obviously that’s very important for us because Omar Ishrak, our CEO, he was at GE. He’s the one that actually came up with that ultrasound product line. And he would tell you the exact same thing if he was here. That’s exactly what you’re going to see happening, is that you’re going to (inaudible) — [and I don’t mean] healthcare. If you think about even a lot of technologies, that’s what’s happening in — you’re leapfrogging basically what access issues we might have had in developed markets over the past.

And that’s what you’re going to have to do, is you’re going to have to develop products that improve the access, are simpler to use, don’t have to be done in hospital situations, can be done offsite. And as you do that, that will obviously help those markets grow, and those products will also probably come back into the developed markets, over time.

Unidentified Audience Member

Gary, clearly one of the increased focuses for Medtronic over the past few years, particularly under Omar, has been services and solutions. On Cardiocom specifically, which provides tele-health and patient services, and you focused on heart failure initially, how much of that business is integrated with the device solution side of Medtronic at this point? And how do you expect the services side of your business, and the product sides of the business, to mesh over time?

Gary Ellis - Medtronic - EVP and CFO

As you know, okay, we keep Cardiocom, the service and solutions, we keep it somewhat separate from the business — the product side of the equation right now, although they work together very closely. I mean, it’s a different mindset. You have — there’s a different business on the services and solutions component.

But, we’re not — one of the things I think we’ve been very clear on, we’re not going to get into services and solutions that’s not tied to our therapies or products somehow. We’re not going to be a general services and solutions provider. We’re not going to be a general diagnostics company. But, we will get into things that help our therapies work — get the full benefit.

And Cardiocom is a perfect example of that. With our devices and the therapies we’re providing, clearly the ability to monitor the patients later after they’ve had — or after they have heart failure, and they have an ICD or whatever in them, the reality is to be able to monitor them improves the results dramatically, and we’ve seen that over time. And so, the idea that we have is we’re going to get in services and solutions that provide improvement to our overall therapy. It’s back to the whole procedural idea.

And the mindset that we’re really trying to get to is we’re not just going to be a supplier. We’re going to be a solutions provider. A solutions provider says how do you help on the diagnosis, how do you make the procedure simpler, and how do you track the patient afterwards to deal with their disease state. If you think about it from that concept, it changes your whole perspective on exactly how you go at that patient, how you go after that physician customer, and trying to deal with the problem.

And so, the services and solutions is managed separately, but it’s done in conjunction obviously with the businesses and the therapies. And so, the products are trying to be intermingled as we move forward. And Cardiocom right now, as you [imitated], is used with heart failure. That was our main focus. But, there’s a lot of excitement even, I would tell you, in our diabetes business around using some of that same technology that Cardiocom has to help with management of diabetic patients as we move forward. So, lot of excitement about how we can take that same technology and move it out to some of our other disease states.

Steve Lichtman - Oppenheimer - Analyst

Okay. Maybe shifting to some product areas, the Reveal LINQ cardiac diagnostic monitors come out of the gates here certainly faster than we expected. Can you talk a little bit about the outlook for Medtronic’s diagnostic business with LINQ and the SEEQ external patch? And how does Medtronic gain synergy with these tools and on the product side of the business again as (inaudible)?

Gary Ellis - Medtronic - EVP and CFO

Yes. The product Reveal LINQ is something that I think everyone was caught by surprise as far as how well that’s been received in the marketplace and how well it’s taken off. And as you indicated, we just launched recently another version, which is called SEEQ, which is actually an external patch monitor, as we move ahead.

As we indicated before, diagnosis is going to be — diagnostics and the monitoring capabilities are going to be critical as we move ahead. And we had Reveal before, but Reveal was a little bit larger — and it was dramatically larger. This is about 10% the size. I mean, this is about the size of a matchstick. So, the ease of the implantation, or just under the skin, and the fact that the benefits it’s generating, the data that it’s predicting for basically the patient and the doctor is greatly enhanced.

So, it’s really, as we indicated — I mean, in our analyst meeting last June, for example, we had indicated we thought this market potential — that this could be a $400 million or $500 million revenue stream for Medtronic by FY ‘18 or ‘19. We’re probably annualizing at those levels at this point in time, within basically two or three quarters of its launch. So, it’s going very well. Right now, if anything, our view — and that was with very low penetration in Syncope patients.

We’ve also seen this now being used in — there was a great study that came out for cryptogenic stroke, where it can be utilized for that aspect of the technology for AF that we’re very excited about. So, we actually think this market potential now is obviously much greater than the $400 million or $500 million. I mean, this could be clearly a $1 billion market, a $2 billion market as we move ahead. And as you know, no one else is in the — I mean, there’s no other products there at this point in time. And as we move ahead, we think the diagnostics part of our business on a CRDM aspect, is probably going to be — easily be a $1 billion market for us as we move ahead.

Steve Lichtman - Oppenheimer - Analyst

Questions? Yes? (Inaudible) the microphone’s coming.

Unidentified Audience Member

Thank you. You’ve (inaudible) terrific on updating the market with regard to your (inaudible) on that. There’s been talk of regard to further hospital regulations coming out from [Garmin] with regard to [inversions], and some of that has been (inaudible). So, earlier in September, those (inaudible), and your company has been so good at saying earnings certainly is not what this acquisition’s about, for any acquisition. Maybe you can just tell us about that (inaudible).

Gary Ellis - Medtronic - EVP and CFO

Yes. I mean, as we indicated, when we first announced this deal, and I think we’ve been very clear in our communication on this, I mean, the first thing we looked at was the strategy, and did it meet our mission and the strategy of the Company. And we looked at this acquisition completely from that, from the very beginning, as far as how the Company strategies fit together and their product lines.

After that, we decided what structure we wanted to go with, and we looked at both structures, I mean, whether there was an inversion, non-inversion, et cetera. But, obviously, Covidien being an OUS, in effect, domiciled company, they’re clearly, from a negotiation perspective, they clearly wanted to continue [that]. And so, we decided on the inversion structure, but that was kind of — and the last decision in the process, the main focus was the strategic benefit.

And as a result of that, I think that, even with some of the things that Treasury did in September as far as making the change in the rules, it required us to revise the transaction somewhat and borrow more in the US than we had originally anticipated, and not use the OUS cash as much as we had expected. But, it didn’t change the overall strategy, and it didn’t change the overall need for us, we believe, for these companies to come together.

So, we obviously are going forward. We still expect all the regulatory approvals have now been received from the standpoint of the FTC and those types of things. We need shareholder approval, which the shareholder vote is scheduled for January 6, and we would expect to close then shortly thereafter, within several weeks thereafter.

So, our thought process right now is we’re going forward, because the deal still makes a lot of sense for us even with some of the things that the Treasury has done. There’s still a lot of debate about inversions and tax reform in general, and obviously we’re interested in what discussions might be going on there. We can’t predict whether Treasury will do anything else at this point. Our belief is that they’ve already — they’ve done what they were going to do in September, but could something else happen, possibly. But, again, the timeframe that we have as far as between now and the closing is relatively short, so we don’t think anything else will happen, but we’ll just have to keep an eye on that.

And then, tax reform in general is — we’re hoping the discussion seems to be shifting more and more towards tax reform, which is the real issue. You’ve got to fix the problem, not address the symptom. But, as more conversations on tax reform, we think hopefully it’ll take some of the pressure off the inversion discussion.

Unidentified Audience Member

Again, just with regard to earnings (inaudible), I mean, that is not part of — that’s never been part of your strategy. And if they were to adopt regulation with new and recurring (inaudible) change, (inaudible) the deal?

Gary Ellis - Medtronic - EVP and CFO

Right. No, no, absolutely. We’d still be very focused on wanting to do the deal. Obviously, if they did make some other changes, we’d have to evaluate what the financial impact is and what the — because the issue on earnings [stripping] is back to a question on deductibility of interest expense. And obviously we do have interest expense that we are deducting, so there is a — and Covidien obviously had that previously. So, to say that there’s — that that wouldn’t have an impact, it clearly would if they made some change. But, back to the point, it wouldn’t change the strategy. It wouldn’t change the direction of our interest in doing the transaction.

Unidentified Audience Member

Thank you.

Steve Lichtman - Oppenheimer - Analyst

Gary, maybe sticking on Washington, DC, the latest you guys are hearing in terms of potential for medical device tax repeal under the new Congress, and status of the R&D tax credit renewal?

Gary Ellis - Medtronic - EVP and CFO

Well, the medical device tax continues to — we hear rumblings that there is at least bipartisan support for repealing that. We had that previously, too, about a year, 18 months ago. That was also — rumors around — rumblings around that.

You do hear from both sides, both parties, that there seems to be a growing impetus that, if they do something with the Affordable Care Act, that that seems to be something that they can all somewhat agree on that they would like to get rid of that, or they do. On the other hand, it all gets back to probably how do they pay for it, where does it come from. And so, we’re watching it. We’re not — I’m not counting on it.

All of our plans assume that we’re still going to continue to be paying the medical device tax. Between Covidien and ourselves, it’s probably north of $200 million a year that we’re paying for the tax. And so, if it’s there — our assumption is right now it’s going to continue. But, if it does change, obviously that would give us a lot more flexibility. And obviously, that’s also US cash that we have to use, then, as far as paying that device tax.

So, we’re hopeful that it would — they clearly are addressing the issue, and understand that it has had an impact on the device industry, a negative impact. And so, we’re hopeful that potentially that could be repealed and thrown out. On the other hand, whether they can reach an agreement and come up with something that the president signs, we just don’t know.

As far as the R&D tax credit, from what I understand and what our people are telling us, is that it’s probably likely now that you’ll get them extended for a year, through 2014, but it doesn’t sound like it’s going to be any longer than that. There had been some proposals out there for two years. There have been some proposals out there for — to make them permanent. But, the reality is, I think, in the end, from what we’re hearing is that the only thing that’s probably going to get through is a one-year extension through the end of 2014.

Steve Lichtman - Oppenheimer - Analyst

Okay. Gary, on the gross margin, it’s been a little lighter than expected, lot of moving parts, FX. Maybe on the quality issues in neuromod and diabetes, that’s been weighing on it. What’s your outlook for when we start seeing less of a year-over-year impact on that particular component?

Gary Ellis - Medtronic - EVP and CFO

As you indicated, there’s been a couple things that have been weighing on the gross margin. One is foreign exchange, which that’s not correcting itself. If anything, it’s getting a little worse from the standpoint of where the strength of the dollar is hurting us, because obviously the revenue gets adjusted for that, but most of our product cost is actually dollar-based, and so we don’t get as much benefit on the gross margin line, and so it hurts the gross margin. That issue will probably continue, obviously, until the currencies would move.

The issue on the quality side, which has been mostly in neuro and diabetes, diabetes actually we’re feeling good about. I think they’re coming out of it. They’ve had some recent FDA audits, et cetera, that were very — were positive, so I think they’re feeling good that their quality issues are starting to get behind them. And that cost is starting to wind down actually here in the coming quarters.

Neuro, my expectation is that will continue at least for another two, three quarters. The investment we’re making and getting the quality systems up to the agreement that we have with the FDA and making sure we have those top-notch systems in place. So, I think that will probably continue for another two or three quarters, and then it will also start to come down as far as the investment that’s being made there. But, until we achieve what we’ve agreed with the FDA, we’re — obviously continue to make the investments in driving that.

And then, there’s been a little bit of an issue just from a product mix perspective. We have had — with ICDs actually had been not growing as fast. Now we’ve launched quad pole, which our new CRTD device, which we think we’ll be seeing some strong growth in and actually taking some share back. That’ll help a little bit on the product mix and gross margin side. And LINQ, as great as LINQ is, its gross margin is actually a little bit lower than some of the other CRHF product lines. And so, as a result, it’s had a little bit of a drag on the gross margin in general. Good drag, because it’s great growth, but it’s been a little bit lower margin in general.

And then, just the whole hospital solutions component, the operating margins are as strong as Medtronic, but the gross margins are lower. So, like Cardiocom, for example, has a lower gross margin than Medtronic in general. So, there’s just a little bit of a product mix issue, and we’ll see that even with the Covidien transaction. As you know, Covidien has a lower gross margin than Medtronic does, and so you’ll see our gross margin come down obviously after the merger.

But, in general, we’ve seen a little bit of pressure on that. I think it’s starting to come off a little bit. And in fact, in some of the businesses, we’re seeing some favorable manufacturing variances. They’ve had some very strong production. The good news on LINQ and some of these other things is the manufacturing’s been ramped up so heavily, [trans-catheter valves] is the same thing. We’re seeing some favorable manufacturing variances starting — we expect to start coming through the back half of the year. That should give us a benefit.

So, in general, the gross margins were clearly softer than we expected. I think you’ll see some of that turning around. The biggest wild card is probably foreign exchange. That one I don’t see changing any time soon. In fact, if anything, it’s probably getting a little worse.

Steve Lichtman - Oppenheimer - Analyst

Just maybe sneak one last one in here. Spine, you seem to feel a little bit more comfortable on that business. What do you see market and product-wise that’s giving you that comfort?

Gary Ellis - Medtronic - EVP and CFO

Well, there’s two things. One, obviously the biggest issue we’ve had on spine has been the fact that infuse and khypoplasty, BKP, were actually declining. And the good news is those businesses over the last three to four quarters we’ve seen [stabilized], and it seems like they’ve bottomed out. And if anything, they’re going to be flat to slow growth, going forward, which obviously will take away a big negative that’s been hitting the spine business.

In addition, I think on the overall aspect, the core metal constructs, we have been seeing a slight improvement in procedural volume, and that seems to be picking up a little bit. And so, the market in general is positive, and it seems to be improving. And in general, we also have launched products here. In the back half of the year, we’re launching some new products that we think will actually help us maintain and gain some share as we move ahead. So, the market’s stabilizing a little bit. We’re starting to see some uptake in some of our new products and some of the strategies we have around surgical — surgery is also starting to pay off. So, we think that spine has bottomed, and you’re going to start to see low single-digit growth as we move ahead.

Steve Lichtman - Oppenheimer - Analyst

Great. Thanks. We’re out of time. Thanks, Gary.

Gary Ellis - Medtronic - EVP and CFO

Thank you very much.

Steve Lichtman - Oppenheimer - Analyst

Thanks, everybody.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the

Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.